UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

GlaxoSmithKline plc

GSK publishes provisional dividend dates

GSK announces the following dividend dates for 2021:

Results	Announcement date	Ex-dividend date	Record date	Last date for DRIP elections	Payable
Q1 2021	Wednesday 28 April 2021	Thursday 20 May 2021	Friday 21 May 2021	Thursday 17 June 2021	Thursday 8 July 2021
Q2 2021	Wednesday 28 July 2021	Thursday 19 August 2021	Friday 20 August 2021	Thursday 16 September 2021	Thursday 7 October 2021
Q3 2021	Wednesday 27 October 2021	Thursday 18 November 2021	Friday 19 November 2021	Monday 20 December 2021	Thursday 13 January 2022
Q4 2021 (Final)	Wednesday 9 February 2022	Thursday 24 February 2022	Friday 25 February 2022	Thursday 17 March 2022	Thursday 7 April 2022

These dates are indicative and may be subject to change.

V A Whyte
Company Secretary

27 November 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: November 27, 2020

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc